Exhibit 99.1

Aptorum Group Limited Reports 2021 Fiscal Year End Financial Results and Provides Business Update

New York & London & Paris, April 29, 2022 – Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (“Aptorum Group” or “We”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology, autoimmune diseases and infectious diseases, today announced financial results for the fiscal year ended December 31, 2021, and provided an update on clinical and corporate developments.

Mr. Ian Huen, Chief Executive Officer and Executive Director of Aptorum Group, commented “Aptorum’s operational plans remain on track. In particular, our lead projects, ALS-4 (targeting infections caused by Staphylococcus aureus including Methicillin-resistant Staphylococcus aureus (MRSA)) and SACT-1 (targeting neuroblastoma), have respectively completed their phase 1 clinical trials and we are working towards the commencement of the next stage of human clinical trials for further proof of concept of these 2 lead projects in the United States. We are also pleased with the progress of our other lead project, RPIDD, a liquid biopsy program targeting infectious disease diagnostics which is currently undergoing human clinical validations in Singapore. We are also excited about previously announced expanded oncology and autoimmune drug discovery programs targeting unmet mutations and novel biomarkers utilizing first-in-class drug molecules. Last but not least, we are excited about the near-future commercialization of our woman’s health supplement product NativusWell® in Asia and Europe, which we hope to be followed by launch in the United States, subject to the successful completion of our registration process. Our team is currently focused on delivering the above milestones for our stakeholders and we believe 2022 will be an exciting year for the company.”

Clinical Pipeline Update and Upcoming Milestones

In 2022, we announced a number of updates for our lead and other projects:

-	Our ALS-4 (a first in-class anti-virulence based small molecule drug targeting infections caused by Staphylococcus aureus, including, but not limited to Methicillin Resistant Staphylococcus Aureus (“MRSA”)) Phase 1 clinical trial is completed. Dosing and clinical evaluations of the Single Ascending Dose studies (“SAD”) and Multiple Ascending Dose studies (“MAD”) have been completed for a total of 72 healthy subjects, no subjects were dropped from the studies and no serious adverse events observed. With the encouraging safety data, we are on track to submit an IND application to the United States Food and Drug Administration (“US FDA”) this year seeking to initiate a Phase 2 clinical study to assess the safety and efficacy of ALS-4 in patients.

-	Our SACT-1 (a repurposed small molecule drug targeting Neuroblastoma and potentially other cancer types) Phase 1 clinical trial for assessing relative bioavailability and food effect has been completed with no serious adverse events observed. Our first patent on SACT-1 has been granted by the US Patent and Trademark Office and the US FDA has also granted an Orphan Drug Designation for SACT-1 for the treatment of neuroblastoma. We plan to hold an end of Phase 1 meeting and submit a clinical protocol to the US FDA this year to initiate a Phase 1b/2a clinical study to assess the safety and efficacy of SACT-1 in patients.

-	Our first patent on the molecular based rapid pathogen diagnostics liquid biopsy technology (“RPIDD”) has been granted by the US Patent and Trademark Office. We started the clinical validation of our RPIDD for the diagnosis of pathogens including viruses, bacteria, fungi and parasites. We have been enrolling patients with febrile neutropenia and sepsis for our clinical validation. Various bacteria and viruses have been detected in these patient samples, including Escherichia coli, Klebsiella pneumoniae and Herpesviridae. The data have been cross-validated by standard of care diagnostics results such as blood culture technology. RPIDD achieved high analytical sensitivity and specificity of the clinical samples respectively at both low depth (60,000 reads) and high depth (1 million reads) sequencing and further clinical validation is ongoing.

-	We launched our oncology and autoimmune discovery and development platform. The platform will initially focus on non-small cell lung cancer (“NSCLC”) and autoimmune diseases such as lupus, rheumatoid arthritis, inflammatory bowel diseases, etc. We are currently conducting optimization for selected candidates as part of its small molecule library for major targets including, but not limited to EGFR, ALK, KRAS, p53 mutations.

Fiscal Year End Financial Results

Aptorum Group reported a net loss of $27.1 million in 2021, as compared to net income of $4.9 million in 2020. The net income in 2020 was mainly driven by the gain on investments in marketable securities, net of $25.2 million, while there was a loss on investments in marketable securities, net of $8.0 million in 2021.

Research and development expenses were $10.9 million in 2021 as compared to $11.6 million in 2020. The decrease in research and development expenses in 2021 was primarily due to less sponsored research to universities in 2021, partly offset by the increase in contracted research organizations services and consultation due to the development progress of our lead projects.

General and administrative fees were $5.4 million in 2021 as compared to $4.9 million in 2020. The increase in general and administration fees was mainly due to increase in bonus expenses to our directors, employees, external consultants and advisors. The increase is partly offset by a significant decrease in travelling expenses due to the outbreak of COVID-19.

Legal and professional fees were $2.6 million in 2021 as compared to $2.9 million in 2020. The decrease in legal and professional fees was mainly due to less one-off professional services engaged during 2021.

Aptorum Group reported $8.3 million of cash and restricted cash as of December 31, 2021 compared to $3.6 million as of December 31, 2020. The increase in cash and restricted cash was mainly the result of the proceeds from sales of investment securities of $20.1 million and proceeds from issuance of Class A Ordinary Shares of $4.0 million in 2021, partly offset by the cash used in operating activities of $14.7 million, net repayment of loan from related parties of $2.0 million, and loan to a related party of $3.4 million in 2021.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development of a novel molecular-based rapid pathogen identification and detection diagnostics technology with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

Investor Relations

investor.relations@aptorumgroup.com

+44 20 80929299

Redchip – Financial Communications United States

Investor relations

Dave Gentry

dave@redchip.com

+1 407 491 4498

Actifin – Financial Communications Europe

Investor relations

Ghislaine Gasparetto

ggasparetto@actifin.fr

+33 1 56 88 11 22

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For Years Ended December 31, 2021 and 2020

(Stated in U.S. Dollars)

	Year Ended December 31, 2021	Year Ended December 31, 2020

Revenue
Healthcare services income	$1,541,778	$911,509

Operating expenses
Cost of healthcare services	(1,459,924)	(1,015,023)
Research and development expenses	(10,869,642)	(11,586,923)
General and administrative fees	(5,409,302)	(4,853,488)
Legal and professional fees	(2,617,834)	(2,854,225)
Other operating expenses	(392,511)	(877,391)
Total operating expenses	(20,749,213)	(21,187,050)

Other (loss) income, net
(Loss) gain on investments in marketable securities, net	(8,031,595)	25,241,556
Loss on investments in derivatives, net	(4,289)	(199,031)
Gain on use of digital currencies	4,918	-
Gain on derecognition of non-financial assets	75,000	-
Interest expense, net	(93,601)	(243,628)
Rental income	-	30,894
Loss on disposal of subsidiaries	(3,638)	-
Sundry income	146,347	365,917
Total other (loss) income, net	(7,906,858)	25,195,708

Net (loss) income	(27,114,293)	4,920,167
Net loss attributable to non-controlling interests	2,065,904	2,146,687
Deemed dividend related to warrants down round provision	-	(755,514)

Net (loss) income attributable to Aptorum Group Limited	$(25,048,389)	$6,311,340

Net (loss) income per share attributable to Aptorum Group Limited
- Basic	$(0.71)	$0.20
- Diluted	$(0.71)	$0.20
Weighted-average shares outstanding
- Basic	35,033,970	31,135,882
- Diluted	35,033,970	31,534,473

Net (loss) income	$(27,114,293)	$4,920,167

Other comprehensive (loss) income
Exchange differences on translation of foreign operations	(55,315)	58,848
Other comprehensive (loss) income	(55,315)	58,848

Comprehensive (loss) income	(27,169,608)	4,979,015
Comprehensive loss attributable to non-controlling interests	2,065,904	2,146,687
Deemed dividend related to warrants down round provision	-	(755,514

Comprehensive (loss) income attributable to the shareholders of Aptorum Group Limited	(25,103,704)	6,370,188

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2021 and 2020

(Stated in U.S. Dollars)

	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$8,131,217	$3,495,231
Restricted cash	130,270	130,125
Digital currencies	-	1,539
Accounts receivable	78,722	62,221
Inventories	35,775	39,133
Marketable securities, at fair value	236,615	28,384,944
Investments in derivatives	-	4,289
Amounts due from related parties	47,754	-
Due from brokers	76,380	160,337
Loan receivable from a related party	3,358,089
Other receivables and prepayments	593,478	1,378,996
Total current assets	12,688,300	33,656,815
Property, plant and equipment, net	3,731,116	4,686,323
Operating lease right-of-use assets	154,439	547,389
Long-term investments	4,156,907	4,079,707
Intangible assets, net	880,256	964,857
Long-term deposits	296,225	296,225
Total Assets	$21,907,243	$44,231,316

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$11,389	$145,926
Accounts payable and accrued expenses	4,172,565	3,240,772
Finance lease liabilities current	47,923	49,396
Operating lease liabilities, current	145,391	432,600
Total current liabilities	4,377,268	3,868,694
Finance lease liabilities, non-current	-	47,923
Operating lease liabilities, non-current	23,853	155,121
Loan payables to related parties	-	2,007,285
Total Liabilities	$4,401,121	$6,079,023

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 13,202,408 and 11,584,324 shares issued and outstanding as of December 31, 2021 and 2020, respectively)	$13,202,408	$11,584,324
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as of December 31, 2021 and 2020)	22,437,754	22,437,754
Additional paid-in capital	43,506,717	38,247,903
Accumulated other comprehensive (loss) income	(2,019)	53,296
Accumulated deficit	(55,537,515)	(30,489,126)
Total equity attributable to the shareholders of Aptorum Group Limited	23,607,345	41,834,151
Non-controlling interests	(6,101,223)	(3,681,858)
Total equity	17,506,122	38,152,293
Total Liabilities and Equity	$21,907,243	$44,231,316